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                                                                    Exhibit 17.3
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                      Security Dynamics Technologies, Inc.
                               One Alewife Center
                            Cambridge, MA 02140-2312
                                 (617) 547-7820

                                  June 3, 1996
Mr. Kenneth P. Weiss
59 Sargent Street
Newton, MA 02158

Dear Ken:

     I have been asked by the Board of Directors to provide the following response to your letter dated May 30, 1996, relating to your resignation from various positions with Security Dynamics. Please note that this response is being provided on behalf of the Company, and that certain directors and other third parties may elect to respond on an individual basis in connection with your correspondence.

     The Board believes that your letter contains reprehensible and irresponsible misstatements and omissions, the effect of which is to portray facts and events in a light which are both without merit and not worthy of individual comment or response.

     The Board did note with interest your comments regarding the increase in value associated with the shares and options held by certain of the Company's directors. As you will recall, the stock and option grants to these directors were all made with your approval and, in many cases, at your insistence. It is also worth noting that you are the largest single beneficiary of the appreciation in the value of the Company's stock, which took place during the tenure of the current Board and management.

     With respect to your request to be involved in the process of selecting prospective directors, I am sure that you have been advised that you would have had such an opportunity had you continued to serve on the Board, and that you are not entitled to any such opportunity in your capacity as a stockholder of the Company. However, as is the case with every stockholder, you are entitled to submit nominations for directorships in accordance with the procedures set forth in the Company's charter and By-laws. The Board believes that it would be inappropriate to provide you with an opportunity to participate in the nominating process without providing other stockholders, including both individual and institutional stockholders with interests as large as or larger than yours, with a comparable opportunity. Please be assured that the Board will take into account the interests of all of the

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Company's stockholders in seeking to identify and retain the services of experienced and qualified directors.

        Finally, I urge you to remember your continuing responsibilities to the stockholders of the Company as a former director, including your duty of confidentiality, as well as your obligation to refrain from trading in the Company's securities during the pooling blackout period resulting from the pending acquisition of RSA Data Security, Inc. or while you are in the possession of material inside information.

                                     Very truly yours,

                                     /s/ Charles R. Stuckey, Jr.

                                     Charles R. Stuckey, Jr.
                                     President and Chief Executive Officer




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